Britney Schnathorst Associate General Counsel Office of General Counsel Phone: 608.665.4184 E-mail: Britney.Schnathorst@trustage.com	MEMBERS Life Insurance Company

April 19, 2024

VIA EDGAR

Ms. Ellie Quarles, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MEMBERS Life Insurance Company MEMBERS Zone Annuity Initial Registration Statement on Form S-1 File Nos. 333-276341

Dear Ms. Quarles:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are providing responses to oral comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by our counsel on the above-referenced Form S-1 Registration Statement (“Registration Statement”). The Staff provided initial comments by telephone on March 5, 2024, and follow up comments and proposed responses and revisions were subsequently communicated between the Staff and the Company via telephone and email. We are transmitting this response letter in anticipation of filing with the Commission Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) for certain single premium deferred annuity contracts (the “Contracts”) under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment will incorporate changes made in response to comments raised by the Staff and include information necessary to complete the Registration Statement, such as financial statements. For the Staff’s convenience, each comment is set forth in full below, followed by the response.

Cover Page

1.	Retain the following in the first paragraph or elsewhere in the Prospectus: “This Prospectus describes all material rights and obligations of Owners, including all state variations.”

Response:	The Company has made the requested revision.

Ms. Quarles
April 19, 2024

2.	Please revise the second paragraph, third sentence to state as follows: For each Risk Control Account, we credit interest at the end of the Contract Year based in part on the performance of the S&P 500 Price Index (the “Index”) by comparing the change in the Index from each Contract Anniversary (the first day of the Contract Year) to the last day of the Contract Year, subject to the applicable Index Interest Rate Floor and Index Interest Rate Cap.

Response:	The Company has made the requested revisions.

3.	Please revise the second paragraph, fourth sentence to state as follows: It is possible that you will not earn any interest in a Risk Control Account or that we may credit negative interest to the Growth Account.”

Response:	The Company has made the requested revision.

4.	In the second paragraph, first bullet point, final sentence, change “Floor” to “Growth Account”. At the end of the sentence, change “the applicable Floor” to “-10% for each crediting period.”

Response:	The Company has made the requested revisions.

5.	In addition to the 10% additional tax, add references to federal tax penalties throughout the document where applicable.

Response:	The Company has made the requested revisions to define and explain tax penalties. The Company respectfully submits that the 10% tax on withdrawals taken before Age 59 ½ is characterized by the Code and the IRS as an “additional tax” and not as a penalty, and therefore the Company uses that terminology.

Highlights

6.	Under “How the Contract Works,” in the third paragraph, fifth sentence, change “Risk Control Accounts” to “Growth Account” and change “Floor” to “-10%.”

Response:	The Company has made the requested revisions.

7.	Under How Your Contract Works - “Allocation Options,” and in the Allocation Options section, please include a chart showing the allocation options, similar to the chart that the Company includes in its other product filings. As a follow up comment to the Company’s draft response, do not include the sentence about the Initial Index Period within the table. Revise the first footnote under the table to reflect the changes made in response to Comment No. 2.

Response:	The Company has made the requested revisions.

8.	Under How Your Contract Works - “Allocation Options,” in the fourth sentence, delete the word “currently” and the phrase “, but may reduce or increase the durations offered from time to time for new Contracts that we issue.”

Response:	The Company has made the requested revisions.

9.	Please advise us if you have any Contracts in the Initial Index Period.

Response:	Yes, there are currently 26,066 Contracts ranging from one to eight years remaining in the Initial Index Period.

Ms. Quarles
April 19, 2024

10.	Under How Your Contract Works - Allocation Options, last paragraph, discuss the risk that if an Index is discontinued, there may be a potential delay in finding a suitable Index replacement, and that no interest would be credited during that interim period.

Response:	The Company has made the requested revisions.

Highlights

11.	Under How Your Contract Works – Withdrawal Options, at the end of the first sentence, add “or surrender the Contract.”

Response:	The Company has made the requested revisions.

12.	Under How Your Contract Works, move the Market Value Adjustment (MVA) section to the Contract Charges section, following the Surrender Charges subsection.

Response:	The Company has made the requested revisions.

13.	Under Contract Charges – Market Value Adjustment (MVA), revise the final sentence to read as follows: “You may lose up to XXX% of your principal and previously credited interest due to the MVA.” (italics to show changes).

Response:	The Company has made the requested revisions.

14.	Please consider whether the impact of COVID-19 is still a principal risk, or if this risk disclosure should be deleted.

Response:	The Company has deleted the disclosure.

15.	Under Risk Factors – Risk That We May Eliminate or Substitute an Index, after the fifth sentence, add: “If there is a delay between the date we remove the Index and the date we add a substitute Index, your Risk Control Account Value will be based on the value of the Index on the date the Index ceased to be available, which means market changes during the delay will not be used to calculate the Credited Index Interest.”

Response:	The Company has made the requested revisions.

16.	Under Risk Factors – No Ownership Rights, change “stocks” to “securities”. Please make this change throughout the document where applicable.

Response:	The Company has made the requested revisions.

17.	Under Risk Control Accounts, in the second paragraph, first sentence, change “based on the percentage change in the interest during the Contract Year just completed” and add “by comparing the change in the Index from each Contract Anniversary (the first day of the Contract Year) to the last day of the Contract Year.”

Response:	The Company has made the requested revisions.

Ms. Quarles
April 19, 2024

18.	Under Risk Control Account – Interest Rate Calculation Methodology, in the second sentence, change “based on the percentage change in the Index over a Contract Year,” to “by comparing the Initial Index Value (the index value on Contract Anniversary, which is the first day of the Contract Year) to the value on the last day of the current Contract Year.”

Response:	The Company has made the requested revisions.

19.	Under Risk Control Account – Growth Account – Addition or Substitution of an Index, please include a discussion of how the Risk Account Value will be calculated if there is not an Index.

Response:	The Company has made the requested revisions.

20.	Under Market Value Adjustment (“MVA”) – Purpose of the MVA, rewrite the last sentence as follows: The MVA helps protect us from market losses related to changes in the value of the fixed income investments and other investments we use to back the guarantees under your Contract from the date we issue the Contract to the time of a surrender or partial withdrawal if we have to sell those investments early to pay the surrender or partial withdrawal. (emphasis added to show revisions).

Response:	The Company has made the requested revisions.

21.	Move “Surrender Value” and the first sentence of “Fees and Charges” that states “We access the following fees under Contracts” to precede the MVA discussion. Change the “Surrender Charge and MVA” heading to “Surrender Charge,” and change the MVA section heading so it matches the other subsection under “Fees and Charges.”

Response:	The Company has made the requested revisions.

*  *

The Company has responded to all Staff comments and believes that all comments have been resolved. As discussed with the Staff, the Company is filing the Amendment with the SEC on or about the same date as this letter and requests an effective date on or about May 1, 2024.

If you have any questions regarding this letter or the Amendment, please contact the undersigned at 608-665-4184. We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely

/s/Britney Schnathorst

Britney Schnathorst

cc: Thomas Bisset